THE MIDDLEBY CORPORATION

1400 Toastmaster Drive

Elgin, IL 60120

VIA EDGAR

June 9, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeff Kauten

RE:	The Middleby Corporation

Registration Statement on Form S-4

File No. 333-256653

Request for Acceleration

Dear Mr. Kauten:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and in connection with the above captioned registration statement (the “Registration Statement”), The Middleby Corporation (the “Company”) hereby requests that the Registration Statement be declared effective on June 11, 2021 at 9:00 a.m., Eastern Time, or as soon as practicable thereafter.

Please contact Eric Otness of Skadden, Arps, Slate, Meagher & Flom LLP at (713) 655-5135 with any questions you may have concerning this letter, or if you require any additional information. The Company also requests that you please notify Mr. Otness by telephone when this request for acceleration of effectiveness of the Registration Statement has been granted.

Sincerely,

THE MIDDLEBY CORPORATION

By:	/s/ Timothy J. FitzGerald
Name:	Timothy J. FitzGerald
Title:	Chief Executive Officer

cc:	Shilpi Gupta, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Eric C. Otness, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP